LIMITED BRANDS, INC. COMPLETES SALE OF $500 MILLION
5.25% NOTES DUE 2014

Columbus, Ohio (October 26, 2004) – Limited Brands, Inc. (NYSE: LTD) today announced the completion and settlement of the sale of $500 million 5.25% Notes due 2014. The offering was made under the Company’s shelf-registration statement, which was declared effective in June 2003.

Limited Brands will apply the net proceeds from the offering to fund in part the previously announced self tender of $2 billion of its common stock and a post-repurchase special dividend of $500 million.

Limited Brands intends to fund the balance of the repurchase and the special dividend from a combination of its existing cash balances, which totaled $2.1 billion as of July 31, 2004, and borrowings under a previously underwritten $500 million bank term loan facility. Also, in connection with this transaction, the Company has replaced its existing revolving credit facility with a new $1 billion facility.

Joint Book-Running Managers of the offering were Banc of America Securities LLC and JPMorgan and Joint Lead Manager was Citigroup. Other managers were HSBC, Wachovia Securities, BNY Capital Markets, Inc. and KeyBanc Capital Markets.

ABOUT LIMITED BRANDS:
Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Express Men’s, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,828 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

ADDITIONAL LEGAL INFORMATION:
This press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials dated October 7, 2004. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

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For further information, please contact:	For further information regarding the self-tender offer,
Tom Katzenmeyer	please contact:
SVP, Investor, Media and Community Relations	D.F. King & Co., Inc.
Limited Brands, Inc.	48 Wall Street
614-415-7076	New York, NY 10005
www.Limitedbrands.com	888-628-8208

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